Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Key Competitive Statistics

Verizon / MCI Transaction

The following facts and statistics are taken from Verizon and MCI’s Reply Comments, filed with the Federal Communications Commission, May 24, 2005

Enterprise Revenues

•	Verizon and MCI’s combined enterprise revenues will be within a range of 16-22 percent, according to various sources. The combined share of Verizon/MCI is less than AT&T and SBC’s combined share.

Overlapping facilities

•	There are approximately 39 groupings of contiguous wire-center areas in which Verizon and MCI have overlapping fiber. In the 39 areas, there are more than 90 different fiber suppliers; in 92 percent of the areas there are two or more suppliers in addition to Verizon and MCI; and there is at least one additional supplier in all but one of these areas. There is an average of nearly six competitors per wire center.

Internet Backbone

•	The combined company’s share of the North American Internet backbone traffic carried is less than 10 percent, according to the best estimate.

•	After the transaction, the combined company would retain MCI’s current ranking as the fourth largest of the seven comparable Internet backbone operators including AT&T, Sprint, Level 3, Qwest, SAVVIS, and AOL. The company would also continue to face intense competition from many Internet backbone providers, who collectively carry 35 percent of North American traffic.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on June 2, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on June 2, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.